Exhibit 99.1

NXT ENERGY SOLUTIONS INC. ANNOUNCES ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

CALGARY, ALBERTA, April 19th, 2017 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX:SFD; OTC QB:NSFDF) advises that its Annual and Special Meeting of Shareholders of the Corporation (the “AGM”) for the 2016 fiscal year end will be held at 2pm on Wednesday June 21, 2017 at the offices of Norton Rose Fulbright LLC., located at 400 3rd Avenue SW, Suite 3700, Calgary Alberta T2P 4H2.
For further information about NXT, please contact NXT’s Head office at nxt_ info@nxtenergy.com
NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.
For further information, please contact:
Bev Stewart	Kin Communications
V-P Finance & CFO	Investor Relations
NXT Energy Solutions Inc.	1-866-684-6730 / 604-684-6730
403-206-0807	sfd@kincommunications.com
nxt_info@nxtenergy.com
www.nxtenergy.com

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